

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Kevin R. Mandia
Chief Executive Officer
Mandiant, Inc.
11951 Freedom Drive, 6th Floor
Reston, VA 20190

> **Re: Mandiant, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 31, 2022**
> **File No. 001-36067**

Dear Mr. Mandia:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Douglas K. Schnell